Exhibit 99.12

May 14, 2009

To: Coppersmith, Schermer & Brockelman

Gentlemen:

We hereby refer to our opinion dated May 14, 2009 addressed to Middle Kingdom Alliance Corp. This letter is to confirm that you are entitled to rely upon the above described opinion, subject to the assumptions and qualifications stated in such opinion, as if you were the addressee of such opinion on the date it was issued, in connection with the issuance of your opinion to MK Arizona Corp. and Appleby.

We hereby consent to (a) the filing of this letter as an exhibit to the registration statement of MK Arizona Corp. on Form S-4 (File No. 333-153492), (b) the use of our name in your opinion which is also filed as an exhibit to such registration statement and (c) the filing of this consent as Exhibit 99.12 to the registration statement.

Very truly yours,

/s/ COZEN O’CONNOR

COZEN O’CONNOR